EXHIBIT I





                                QUARTERLY REPORT
                       For the period ended March 31, 2004


                                 --------------

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                                 --------------



                               KOPPHOLEN 4 (FORUS)
                                  4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00














As of March 31, 2004, there were 64,265,528 shares of common stock of Ocean Rig ASA, par value NOK 10 per share, outstanding.

This quarterly report (the "Report") is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               PAGE
                                                                              NUMBER


      FINANCIAL STATEMENTS AND NOTES:
      Consolidated Statements of Operations for the three months ended
      March 31, 2003 and 2004..................................................    6
      Consolidated Balance Sheets as of December 31, 2003 and
      March 31, 2004...........................................................    7
      Consolidated Statements of Cash Flows for the three months ended
      March 31, 2003 and 2004..................................................    8
      Notes to Consolidated Financial Statements...............................    9


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS                                                   28



                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

                                        THREE MONTHS ENDED MARCH 31,
                                            2003       2004
                                          (UNAUDITED(UNAUDITED)
                                          ---------------------
                                             USD       USD
                                          ---------------------
                                       (AMOUNTS IN THOUSANDS EXCEPT
                                          PER SHARE INFORMATION)

OPERATING REVENUES                           26,290     23,453

Operating expenses:
Salaries and other personnel expenses         5,819      6,435
Other   operating   and    administrative     6,957      5,271
expenses
Depreciation and amortization                11,090     11,914
Asset impairment write down                 183,673
TOTAL OPERATING EXPENSES                    207,539     23,620
                                          ---------------------

OPERATING RESULT                          (181,249)      (168)
                                          ---------------------

Interest and other financial income            285         12
Interest and other financial expenses      (33,022)   (11,809)
NET FINANCIAL INCOME (LOSS)                (32,736)   (11,797)
                                          ---------------------

LOSS BEFORE TAXES                         (213,986)   (11,965)
                                          ---------------------

Taxes                                            0          1

NET LOSS                                  (213,986)   (11,966)
                                          =====================

Basic and diluted loss per share             (4.13)     (0.19)
                                          =====================


The Company has with effect from January 1, 2004, changed functional currency and reporting currency to US dollars. For further information reference is made to Note 1.

The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2003 AND MARCH 31, 2004


                                                   DECEMBER    MARCH
                                                   31, 2003   31, 2004
                                                  (AUDITED)  (UNAUDITED)
                                                      USD        USD
                                                  ---------- ----------
                                                  (AMOUNTS IN THOUSANDS)
         ASSETS
         Machinery and equipment                   1,102,026 1,095,736
         Long term receivables and other assets       10,325     9,481
                                                  ---------- ----------
         Total non-current assets                  1,112,352 1,105,217
                                                  ---------- ----------

         Current receivables                           1,092    10,624
         Restricted cash                               5,048     8,235
         Cash and cash equivalents                    16,846    12,825
                                                  ---------- ----------
         Total current assets                         35,986    31,684
                                                  ---------- ----------

         Total assets                              1,148,338 1,136,901
                                                  ========== ==========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Share capital                                95,903    93,124
         Other equity                                450,725   426,239
                                                  ---------- ----------
         Total shareholders' equity                  526,628   519,363
                                                  ---------- ----------

         Pension liabilities                               0         0
         Convertible loan                            139,623   134,861
         Long-term debt                              449,294   449,294
                                                  ---------- ----------
         Total long-term liabilities                 588,918   584,156
                                                  ---------- ----------


         Short term loan                               4,000     4,000
         Accounts payable                              6,621     2,627
         Other current liabilities                    22,170    26,755
                                                  ---------- ----------
         Total current liabilities                    32,791    33,382
                                                  ---------- ----------

         Total liabilities and shareholders'       1,148,338 1,136,901
         equity                                   ========== ==========

The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

                                                  THREE MONTHS ENDED MARCH 31,
                                                  --------------------------
                                                      2003         2004
                                                  (UNAUDITED)  (UNAUDITED)
                                                      USD          USD
                                                  --------------------------
                                                   (AMOUNTS IN THOUSANDS)

      CASH FLOW FROM OPERATING ACTIVITIES:
      Net loss                                        (213,986)     (11,966)
      Adjustment to reconcile net income to net cash
      (used in) provided by operating activities:
      Depreciation and amortization                    192,223       11,914
      Net foreign exchange loss                         23,266           34
      Change in operating assets and liabilities:
      Other current assets                               2,330        3,442
      Accounts payable                                  (1,980)      (3,994)
      Other liabilities                                  1,639        4,608
                                                  --------------  ----------
      Net cash flow (used in) provided by
      operating activities                               3,494        4,038
                                                  --------------  ----------

      CASH FLOW FROM INVESTING ACTIVITIES:
      Payments related to building contracts            (2,454)      (5,819)
      Change in restricted cash                            854       (3,192)
      Purchase / sale of machinery and equipment           (29)
      Net change in non-current receivable                 (68)       1,317
                                                  --------------  ----------
      Net cash flow used in investing activities        (1,697)      (7,694)
                                                  --------------  ----------

      CASH FLOW FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of common shares        4,516          148
      Net proceeds from issunce / repayment of
      notes and loans                                   (4,316)           -
                                                  --------------  ----------
      Net cash provided by financing activities            200          148
                                                  --------------------------

      Effect of exchange rate changes on cash             (584)        (252)
                                                  --------------------------

      Net increase (decrease) in cash during the
      period                                             1,413       (3,760)
      Cash and cash equivalents at beginning of
      period                                            19,717       16,585
                                                  --------------------------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD        21,129       12,825
                                                  ==========================

The accompanying notes are an integral part of these consolidated financial statements

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

In these unaudited interim financial statements, references to the "Company" or "Ocean Rig" are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 and the restated audited financial statements and notes thereto as of December 31, 2002, and for the years ended December 31, 2000, 2001 and 2002, which were included in the Company's amended no. 1 to its annual report on Form 20-F/A. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States ("US GAAP"). For additional information relating to US GAAP, see
Note 10.

All entities in the group except for Ocean Rig ASA have changed their functional currency from NOK to USD as of January 1st, 2004. Ocean Rig ASA has retained NOK as its functional currency. The entire Ocean Rig group has changed its reporting currency from NOK to USD with effect from January 1st, 2004. Accordingly, the accounts are reported in USD and all figures in this report are stated in USD unless otherwise specified. Figures relating to previous periods have been converted to USD for comparison purposes using the exchange rate (noon buying rate) at the balance sheet date for assets and liabilities. Revenues and expenses have been converted from NOK to USD on a quarterly basis applying the average exchange rate for the relevant quarter. The background for the change in functional currency is that the company's material assets are valued and financed in USD and that all of the revenues and a significantly increased proportion of the expenses are denominated in USD. Ocean Rig ASA's accounts for the first quarter of 2004 have been converted from NOK to USD applying an average exchange rate of 6.906 for revenues and expenses and an exchange rate of
6.901 for assets and liabilities. The consolidated financial statement for the first quarter 2003 has been converted from NOK to USD using an average exchange rate of 7.056 for revenues and expenses and an exchange rate of 7.251 for assets and liabilities.

There were no dividends declared by the Company for the unaudited interim periods presented.

2.   BASIC AND DILUTED EARNINGS / LOSS PER SHARE

Basic earnings / loss per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and potentially dilutive securities outstanding during each period. In May 2003, the par value of the Company's shares was increased to NOK 10 as a result of a 10:1 reverse split. The diluted share base for the three months ended March 31, 2003 and March 31, 2004 excludes any incremental shares as any additional shares would be antidilutive.

3.   LONG-TERM DEBT

USD 1,000                                                        MARCH 31, 2004
--------------------------------------------------------------------------------
Mandatory Convertible Bonds - 2002/ 2005                                 82,241
  Less unamortized balance of warrants and conversion rights             (4,327)
Convertible Bonds - 2000                                                  56,948
1998 Notes and 1998 Loans 350,000 Loans ("USD 100 million")               99,295
--------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                              584,156
--------------------------------------------------------------------------------


MANDATORY CONVERTIBLE BOND 2002 / 2005

The Company issued a zero coupon long term convertible bond loan in August and September 2002 totaling NOK 669.5 million. The loan matures in whole August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan ranked pari passu with all other senior unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan became subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan is ranking senior to other subordinated loans that the Company incurs after August 23, 2002.

Subscribers in the loan also received one warrant for each new share each bondholder had the right to acquire through conversion of the Mandatory Convertible Loan at the time of issue. A total of 191,275,143 warrants were issued to subscribers in the new bond loan. The warrants became exercisable as of October 31, 2002 and 191,258,154 warrants were converted into an equal number of shares. Any unexercised warrants lapsed on Oct. 31, 2002.

ALLOCATION OF VALUE TO WARRANTS AND CONVERSION RIGHTS:

The Company allocated NOK 47.8 million to the warrants issued together with the loan and NOK 26.8 million to the intrinsic value of the conversion feature embedded in the loan. The total value of NOK 74.6 million was recorded as a reduction to the loan balance and an addition to equity and is amortized as interest expense over the term of the loan. The balance at December 31, 2003 was NOK 35.6 million (USD 5.2 million). During first quarter 2004 NOK 5.7 million (USD 0.9) has been amortized and recorded as other financial expense. The balance at March 31, 2004 was NOK 29.9 million (USD 4.3 million).

CONVERTIBLE BONDS - 2000

In 2000, convertible bonds totalling NOK 500 million were issued. These comprise a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all secured and senior unsecured debt of the Company pari passu with all other unsecured subordinated debt of the Company. The loan agreement imposes certain structural restrictions on the Company. The approval of the Trustee or the bondholders' meeting is required in the case of discontinuance of operations, sale of material parts of the enterprise or material change in the nature of the business, certain dividend payments, other payments to shareholders that would reduce the equity of the Company, and raising of further long-term debt in connection with the completion of the rigs.

During August and September 2002 NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002 / 2005. The conversion of the NOK 107 million face value equalled subscription in the new Mandatory Convertible Bond of NOK 94.2 million. Further, NOK 3.2 million of accrued interest was converted to this new convertible loan. The following conversion was made:


                                  FACE                 SUBSCRIBED IN   LOAN VALUE
                                  VALUE     CONVERSION    MANDATORY      AFTER
                                CONVERTED      RATIO     CONVERTIBLE   CONVERSION  STRIKE
-----------------------------------------------------------------------------------------
NOK 200 million 13%
convertible bond                 66,000        90%         59,400       134,000    228.3
NOK 300 million 11%
convertible bond                 41,000        85%         34,850       259,000    244.5
-----------------------------------------------------------------------------------------
TOTAL CONVERTED                 107,000                    94,250       393,000
-----------------------------------------------------------------------------------------


The bondholders have the right to convert the bonds comprising the loan to shares in Ocean Rig ASA at any time during the period from the issue of the loan until May 25, 2005 (the redemption date of the bonds).

The loan balance at March 31, 2004 was NOK 393.00 million (USD 56.95 million).

1998 NOTES AND 1998 LOANS - USD 350 MILLION

The Ocean Rig Group has long-term debt of USD 350 million related to financing of the construction projects for Leiv Eiriksson and Eirik Raude incurred in May 1998 by Ocean Rig Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10 1/4% Senior Secured Notes Due 2008 (the "1998 Notes") with a face value of USD 225 million and Floating Rate Senior Secured Loans Due 2008 (the "1998 Loans") with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%.

Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, which contain covenants typical in bond financing, impose certain structural restrictions on the Company. Certain material provisions of the 1998 Notes and the 1998 Loans are as follows:

     o The 1998 Loans became fully redeemable with no premium as of January 2003 and onwards. The 1998 Notes are fully redeemable from June 2003 at a premium declining from 5.125% to zero in June 2006 and onwards. o The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 100 Million Fortis Facility, described below) in respect of Eirik Raude and related assets.

     o The holders of the 1998 Notes and the 1998 Loans have the right to require Ocean Rig Norway to purchase some or all of the outstanding 1998 Notes and 1998 Loans at 101% of the principal amount if, among other things, there is a change of control of the Company. The indenture relating to the 1998 Notes and credit agreement related to the 1998 Loans restrict, among other things, Ocean Rig Norway AS and certain of its subsidiaries', ability to:

               o    incur additional indebtedness,
               o    pay dividends or make certain other restricted payments,
               o    permit certain liens to exist on its assets,
               o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets, or
               o    enter into certain transactions with affiliates.

     o The indenture and credit agreement relating to the 1998 Notes and 1998 Loans contains standard events of default, including:

               o    defaults in the payment of principal, premium or interest,
               o defaults in compliance with covenants contained in the indenture,
               o cross-defaults on more than USD 10 million of other indebtedness,
               o    failure to pay more than USD 10 million of judgments, and
               o    certain events relating to Leiv Eiriksson and Eirik Raude.

FLOATING RATE LOAN FACILITY - USD 100 MILLION

In November 2001, the Company entered into an agreement with Nordea Bank Norge and Fortis Bank (the "Fortis facility") for a six year term loan for an amount up to USD 100 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan had originally semi-annual instalments with a balloon payment at the end of the loan term and may be prepaid at any time without penalty. The Fortis facility is secured by a first priority security in Eirik Raude and related assets.

Interest on the Fortis facility accrued at a rate equal to LIBOR plus 2.75% up until 31 December, 2003. Thereafter, interest accrues with a variable margin of 1.75% to 2.75% depending on the rigs contract situation and the liquidity situation of the Company. The Fortis facility includes covenants typical for bank loans, including a requirement that the Company have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and minimum value adjusted equity.

After Eirik Raude was delivered on contract with EnCana Corporation 1 November, 2002, the Company negotiated certain adjustments to the loan agreement. The new agreement reduces the minimum cash covenant from USD 20 million to USD 10 million, postpones the instalments of the loan and gives Ocean Rig the opportunity to replace instalments on the loan with deposits, by equal amount, to a restricted retention account. Accumulated balance in the retention account can not be used by the Company. The Company has chosen to make deposits to the retention account and thus, have no instalments on the loan up until final maturity of the loan 28 February, 2008. The Company may, at any time, bring deposits in the retention account to a close and use accumulated balance in the retention account to pay instalments on the loan in accordance with the revised instalment plan.

During 2003 the company has further renegotiated the debt retention profile of the loan as follows:

     A) postponement of 70% of the principal instalment equal to approximately USD 4.4 million falling due in June 2003, 50% repayable over the next 9 instalments and 50% on final maturity (2003 - 2008),

     B) an option to postpone 70% of the principal instalment equal to approximately USD 4.8 million falling due in December 2003, 50% repayable over the next 8 instalments and 50% on final maturity (2004 - 2008),

The option under B) above has been exercised.

In addition the company renegotiated the following:

     C) an option to request the release of cash from retention, equal to the 30% portion of the June 2003 instalment and the 30% portion of the December 2003 instalment paid into retention, totalling approximately USD 3.8 million, on April 30, 2004 provided Eirik Raude is on contract at the time, 50% repayable monthly over the following 14 months and 50% repayable after 14 months, and ,

     D) a temporarily reduction in the minimum net asset value requirement from USD 150 million to USD 75 million throughout 2004, and

     E) resulting changes to the cash retention mechanism reflecting the changes in the retention profile.


RESTRICTED CASH

Restricted cash relates to cash pledged as collateral for the Fortis Facility, bank guarantees, other suppliers and employee withholding tax amounts.

Below are restricted cash items at December 31, 2003 and March 31, 2004:

                                        AS OF      AS OF
                                       DECEMBER    MARCH
                                       31, 2003   31, 2004
                                         USD         USD
                                     (AMOUNTS IN THOUSANDS)

     Trust Accounts (Fortis
     Facility account)                  4,397       7,922

     Pledged as collateral for bank
     guarantees to shipyards/
     suppliers and other restricted
     cash items                           651        313
                                      ---------- ----------
TOTAL RESTRICTED CASH                   5,048      8,235
                                      ========== ==========


4.   INTEREST AND OTHER FINANCIAL EXPENSES

                                  THREE MONTHS ENDED MARCH 31,
                                        2003          2004
                                         USD           USD
                                      (amounts      (amounts
                                   in thousands)  in thousands)

Total interest expense                 12,007        10,263
Less capitalized interest                   -             -
Amortization  of debt issuance
costs                                     800           394
Foreign exchange losses                20,030          -585
Other financial expenses                  185         1,737
                                    ----------    -----------

Interest and other financial
expenses                               33,022        11,809
                                    ==========    ===========


5.   DEBT ISSUANCE COSTS

Debt issuance costs of USD 8.1 million are included in the consolidated balance sheet as of March 31, 2004 in "Long term receivables and other assets", and are amortized over the term of the related debt. At December 31, 2003, capitalized debt issuance costs were USD 8.9 million.

Amortization expenses USD 1.8 million and USD 0.8 million are included in "interest and other financial expenses" for the three months ended March 31, 2003 and 2004, respectively.

6.   DRILLING RIGS

Ocean Rig owns and operates two semi-submersible drilling rigs, LEIV EIRIKSSON AND EIRIK RAUDE, and related equipment and spare parts. Ocean Rig entered into contracts for the outfitting of LEIV EIRIKSSON AND EIRIK RAUDE with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for LEIV EIRIKSSON AND EIRIK RAUDE. The Company subsequently also entered into a contract for the completion and winterization of EIRIK RAUDE with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of LEIV EIRIKSSON was completed in December 2001 and EIRIK RAUDE was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

DRILLING RIGS AND OTHER EQUIPMENT

USD `000

                               EIRIK RAUDE  LEIV EIRIKSSON     OTHER EQUIPMENT      TOTAL
                                   USD            USD                USD             USD

 Balance at December 31, 2003    577,598       503,427             21,002         1,102,026
 Investments 2004                    180           129              5,314             5,623
 Depreciation 2004                (6,139)        5,718)               (56)          (11,913)
--------------------------------------------------------------------------------------------
 Balance at March 31, 2004       571,639       497,838             26,260         1,095,736



7.   SHARE ISSUANCES

In October 2003, a total of NOK 44,647,000 of the Mandatory Convertible Bonds were converted into 1,275,627 ordinary shares in the Company at subscription price of NOK 35 per share. This conversion increased the number of shares outstanding in Ocean Rig ASA from 54,239,587 to 55,515,214.

In November 2003 the Company completed a share issue of 8,500,000 new shares at NOK 11.50 per share .The total share capital increased from NOK 555,152,140 to NOK 640,152,140. The total number of shares increased from 55,515,214 to 64,015,214.

In February 2004 a total of 7,011 Mandatory Convertible Bonds with a nominal value of NOK 7,011,000 in the Mandatory Convertible Bond were converted into 200,314 ordinary shares at subscription price of NOK 35 per share. This conversion increased the number of ordinary shares outstanding in Ocean Rig ASA from 64,015,214 to 64,215,528.

In February 2004 former Senior Vice President HES&Q Nina E Tveita exercised 20,000 options, equal to 20,000 shares at an average share price of NOK 15 per share, in the Option Program for Board members and Management approved by the General Meeting on May 16, 2003. Following this exercise the total number of shares has increased from 64,215,528 to 64,235,528.

In March 2004 George McGuirt, former Rig Manager on Leiv Eiriksson, exercised 30,000 options, equal to 30,000 shares at an average share price of NOK 15 per share. Following this exercise the total number of shares has increased from 64,235,528 to 64,265,528.

8.   SEGMENT INFORMATION

The table below presents information about reported segments for the three months ended March 31, 2003 and 2004:

                               OFFSHORE
                               DRILLING            RIG
                              OPERATIONS        MANAGEMENT        TOTAL
                           ------------------------------------------------
                                  USD              USD             USD
                           ------------------------------------------------
                                         AMOUNTS IN THOUSANDS)
2003 Revenues                   24,438            1,852            26,290
(Loss) income before taxes    (214,152)             166          (213,986)
Net (loss) income             (214,152)             166          (213,986)
Total assets               7,1,075,782            3,612         1,079,394

2004 Revenues                   23,453                -            23,453
(Loss) income before taxes     (11,965)               -           (11,965)
Net (loss) income              (11,966)               -           (11,966)
Total assets                 1,136,901                -         1,136,901



9.   SUBSEQUENT EVENTS

Between March 31, 2004 and the date of this report the company has announced the following subsequent events:

LETTER OF INTENT ENTERED INTO WITH STATOIL AND NORSK HYDRO FOR THREE WELLS IN THE BARENTS SEA

Ocean Rig announced on April 19, 2004 that it has been awarded a letter of intent from Statoil and Norsk Hydro Production for the drilling of three wells in the Barents Sea, with an option for an additional well due be drilled for Norsk Hydro in the North Sea prior to commencing the three well program. Drilling in the Barents Sea is expected to commence between October 1 and December 31, 2004, with a firm period of approximately 135 days. Ocean Rig has selected Eirik Raude for the drilling program.

CONVERSION OF MANDATORY CONVERTIBLE BONDS

A further 17,510 Mandatory Convertible Bonds with a nominal value of NOK 17.5 million (issued as part of the Mandatory Convertible Bond issue in August 2002) have been converted into 500,285 shares at NOK 35 per share, reducing the outstanding amount under the Mandatory Convertible Bond issue to NOK 550 million and increasing the number of outstanding shares of the company to 64,765,813.

WEYMOUTH WELL COMPLETION AND START UP OF REPSOL WELL

Ocean Rig announced May 6, 2004 that the Weymouth A-45 deep water exploration well offshore Nova Scotia was unsuccessful and is being abandoned.

The well was drilled by the company's semi submersible Eirik Raude in 1600 meters of water on exploration license 2380. The well is located in the North Atlantic, approximately 250 kilometers southeast of Halifax, Nova Scotia. Drilled to a depth of 6520 meters, Weymouth is the deepest well drilled in Atlantic Canada. Well results will be analyzed in the coming months and are expected to provide helpful information to the partners - EnCana (operator), Shell Canada Limited and Ocean Rig.

Ocean Rig's share of the cost was approximately US$ 22 million of which US$ 2.5 million was expensed in the 1st quarter. Weymouth was spudded on October 27, 2003, and took approximately 185 days to drill. This was longer than initially expected due to the challenging nature of the geological strata and the complexity of drilling in deep water.

The company's drilling rig, Eirik Raude, performed well during this complicated operation, with minimal non-productive time.

Upon completing the Weymouth contract, the rig immediately commenced on the contract for Repsol at a day rate of US$ 185,000 per day during the mobilization and US$ 195,000 per day when drilling offshore Cuba.

OCEAN RIG AWARDED A NEW CONTRACT WEST OF SHETLAND

Ocean Rig announced May 7, 2004 that the Company has been awarded a contract by BG International (NSW) Limited (a part of BG Group plc) to drill one exploration well in Block 204/21a West of Shetland, estimated to commence around 1st August 2004.

This award of contract is subject to final agreement and documentation and the well will be drilled prior to the Barents Sea campaign with the rig nominated for that program. The duration of the contract is estimated to be 43 days with a contract value of USD 11.9 million.

OCEAN RIG ASA - TROLL OPTION EXERCISED (ONE WELL OPTION FOR TROLL EXERCISED)

Ocean Rig announced May 12, 2004 that the partners in the Troll Oil field have exercised the option to drill one well prior to the Barents Sea program with the nominated rig for this program.

If drilling of this well should be in conflict with the drilling window for the Barents Sea program, Ocean Rig will not have an obligation to drill the well.

The value of the contract is USD 4.5 million and expected duration is 21 days.

EIRIK RAUDE TO NORWAY FOR SERIES OF DRILLING PROGRAMS

Ocean Rig announced May 12, 2004 that the Company has nominated Eirik Raude to perform drilling in the Barents Sea starting late this year, and that the rig now has a continuing program for 6 wells over a 333 days period and a total backlog of USD 74 million, as follows:

     1. One well for Repsol in Cuba, contract started May 11, 2004,

     2. One well for BG International, West of Shetland,

     3. One well for Troll Oil in the North Sea,

     4. Three wells for Statoil (two) and Norsk Hydro Production (one) in the Barents Sea.

The Company anticipates that this program will keep the rig employed until April 2005 according to the current drilling plans.

Total backlog for the program is estimated to be USD 74 million over a period of 333 days, including time for mobilization and time at a yard for certain modifications. A sum of USD 5.3 million for these modifications, to be paid by the oil companies, is not included in the figure above.

This backlog represents an estimated average day rate of USD 222,000 for Ocean Rig, including the time for mobilization and the stay at the yard. The effective drilling time is estimated to be 259 days.

OCEAN RIG SECURES ADDITIONAL CONTRACTS WITH STATOIL FOR EIRIK RAUDE

Ocean Rig announced May 18, 2004 that the Company has entered into an agreement with Statoil, subject to partner approvals, for two deepwater wells and one optional well in continuation of the exploration campaign in the Barents Sea, which is expected to be completed in April 2005.

The total contract value of the additional wells, which are conditional upon finalization of contract, will be in the order of USD 35 mill and USD 21 mill respectively. The wells will be drilled for Statoil in the Norwegian sector of the North Sea.

Final conditions related to the first two wells, with a total estimated duration of 150 days, will be lifted on or before June 15 and August 6, 2004. The optional well with an estimated duration of 90 days, can be exercised by Statoil on or before August 31, 2004.

Including this additional contract, the Company anticipates that Eirik Raude will have a continuing program of nine wells, including the optional well, expected to be completed by the end of 2005.

EXXONMOBIL AWARDS CONTRACT TO OCEAN RIG'S LEIV EIRIKSSON

Ocean Rig announced May 21, 2004 that ExxonMobil has issued a letter of intent for a contract to employ Leiv Eiriksson for an exploration well, plus an option well in direct continuation, for work offshore Angola, West Africa. The well is in Block 33, and is estimated to commence July 1st 2004 and each well is expected to be of about 45 days duration.

OCEAN RIG ANNOUNCES ISSUE OF A CONVERTIBLE BOND LOAN AND A BRIDGE LOAN

Ocean Rig ASA announced on May 25th that it will issue NOK 105 million in Senior Unsecured Convertible Bonds. The Company has received and accepted subscription commitments for the entire bond issue from a syndicate of International and Norwegian professional investors in a private placement.

The Senior Unsecured Convertible Bonds will carry interest at a fixed rate of 7 % p.a., and will mature in June 2007. The Bonds can be converted into shares at any time between disbursement and maturity at a conversion price of NOK 19 per share. If all the Senior Unsecured Convertible Bonds are converted, 5,526,315 new shares will be issued, representing approximately 8.5% of the shares currently outstanding. Ocean Rig will have the right to redeem the Senior Unsecured Convertible Notes at any time prior to December 18, 2004 at a price of 130 % of par value.

The issue of the Senior Unsecured Convertible Bonds is subject to approval by a shareholders meeting to be held on June 18, 2004.

Ocean Rig has also issued a Senior Unsecured Bridge Loan of USD 20.5 million. The loan will consist of two tranches. The first, equal to 1/3 of the principal loan amount, will mature on December 26, 2004. The second, equal to 2/3 of the principal loan amount, will mature on February 26, 2005. The Company may prepay the loan in full at any time prior to maturity.


10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

     (a)  RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY

     Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:


                                      THREE MONTHS ENDED
                                MARCH 31, 2003  MARCH 31, 2004
                                       USD           USD
                                     (AMOUNTS IN THOUSANDS)
Net profit/(loss) in accordance
US GAAP adjustments:                 (213,986)       (11,966)
Share option plan:                 ------------    ------------
   Accrued compensation cost                -         (4,408)
   Acrued social security tax               -            601
Write-down of rig value               183,673              -
Amortization/Troubled Debt
   restructuring (i)                     (359)          (374)
Net profit/ (loss) in accordance   ------------    ------------
   with US GAAP                       (30,672)       (16,147)
                                   ------------    ------------

                               DECEMBER 31, 2003      MARCH 31, 2004
                                      USD                   USD
                                       (Amounts in thousands)
Shareholders equity in
  accordance with Norwegian GAAP     449,760         519,363
 US GAAP adjustments:              ---------        ----------
 Share option plan:
    Accrued compensation cost           (861)         (4,408)
    Acrued social security tax           150             601
Write-down of rig value              194,157         194,157
 Troubled debt restructuring           2,524           2,150
 Net loss in accordance with US    ---------        ----------
    GAAP                             645,729         711,863
                                   ---------        ----------


     (i)  EMPLOYEE OPTIONS

     Under US GAAP, compensation expense should be measured and accounted for at the grant date if the market price for the options is higher than the exercise price of the options at the date of grant. Under variable plan accounting the compensation expense should be measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at the balance sheet date until the option is exercised. The compensation expense should be accrued and expensed as salary expense over the service period. Norwegian GAAP is consistent with US GAAP for fixed plans, however, in addition to measuring compensation expense, Norwegian GAAP, requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP the social security tax should not be accrued for until the options are exercised. For variable plans no compensation expense is accounted for if the fair value of the underlying stock is higher than the exercise price of the option at grant date, however the Company is still required to accrue for social security tax.

     (ii) WRITE-DOWN OF RIG VALUE

     Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on net estimated discounted future cash flows. Under Norwegian GAAP regarding impairment of long lived assets that became effective January 1, 2003, the impairment test is based net estimated discounted future cash flows (fair value). If the Fair value is lower than the carrying amount of the asset the asset is written down to the fair value.

     (iii) TROUBLED DEBT RESTRUCTURING.

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP relies on a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.3, Diluted 0.2). Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized at the effective interest rate to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian.

11.  GUARANTOR FINANCIAL INFORMATION

Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Canada Inc, on a combined basis; (iv) other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

                                 OCEAN RIG ASA
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2004

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                                                                    Non-
                            Issuer      Parent    Subsidiary     Guarantors       Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR 3 AS, and
                                                    OR 1 AS       4 AS and non-
                            Ocean Rig  Ocean Rig    and OR 2       guarantor                       Ocean Rig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                                                       (Amounts in USD thousands)

Operating revenues:                -        -        20,168          8,628           (2,506)            26,290

Operating expenses:
Salaries and personnel expenses    -      356           319          6,134             (989)             5,819
Other operating and administrative
  expenses                         1      985         9,368             41          185,352            194,763
Depreciation and amortization
Equity in investee losses    (16,869)    (487)            -              -           17,356                  -
Total operating expenses     (16,869)     855        12,848         10,499          200,204            207,539

Operating income (loss)      (16,869)    (855)        7,320         (1,872)        (202,710)          (181,249)

Interest income               12,395      901        16,287             76          (29,373)               285
Interest expense and other
  financial expenses         (25,927)  (4,834)       (6,733)        (1,059)           5,530            (33,022)
Net financial income (loss)  (13,532)  (3,933)        9,554           (982)         (23,843)           (32,736)

Net income (loss) before
  taxes                        3,337    4,788        16,873         (2,854)        (226,554)          (213,986)

Tax expense                        -        -             -              -                -                  -

Net income (loss)              3,337    4,788        16,873         (2,854)        (226,554)          (213,986)



                                 OCEAN RIG ASA
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2004

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                                                                     Non
                            Issuer      Parent    Subsidiary     Guarantors       Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR AS and
                                                    OR 1 AS       other non-
                            Ocean Rig  Ocean Rig    and OR 2       guarantor                       Ocean Rig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                               USD        USD         USD             USD             USD                USD
                          ---------------------------------------------------------------------------------------
                                                       (Amounts in thousands)

Operating revenues:                0        0        35,712          6,306         (273,290)         (231,272)

Operating expenses:
Salaries and personnel expenses    0      234           688          5,781          (34,301)          (27,598)
Other operating and administrative
  expenses                         0     (362)        0,857          3,073         (238,989)         (215,421)
Depreciation, amortization and
  asset impairment write down      0        2        10,195             55            1,662            11,914
Equity in investee losses     (1,735)   7,447                                        (5,712)                0
Total operating expenses      (1,735)   7,321        31,741          8,909         (277,340)         (231,105)
Operating income (loss)        1,735   (7,321)        3,971         (2,603)           4,050              (168)

Interest income and other
  financial income                 0        3             9              0                0                12
Net exchange gains and losses      0        0             0              0                0                 0
Interest expense and other
  financial expenses          (7,665)  (2,985)       (2,245)         1,086                0           (11,809)
Net financial income (loss)   (7,665)  (2,982)       (2,236)         1,086                0           (11,797)

Net income (loss) before
  taxes                       (5,930) (10,302)        1,735         (1,517)           4,050           (11,965)

Tax expense                        0        0            (1)                                               (1)

Net income (loss)             (5,930) (10,302)        1,736         (1,517)           4,050           (11,966)



                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                                                     Non
                            Issuer      Parent    Subsidiary     Guarantors       Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR AS other
                                                    OR 1 AS           non-
                            Ocean Rig  Ocean Rig    and OR 2       guarantor                       Ocean Rig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                               NOK        NOK         NOK             NOK             NOK                NOK
                          ---------------------------------------------------------------------------------------
                                                       (Amounts in thousands)


ASSETS
Machinery and equipment                0      16,803    1,076,796         129       8,299           1,102,026

Long term receivables and
  other assets                     5,776       2,633          936         980           0              10,325
Intercompany loan receivable     880,146       4,315       75,508       7,715    (967,684)                  0
Investment in subsidiaries       (65,153)    444,982            0           0    (379,829)                  0
                                ---------   ---------   ---------   ---------  -----------          ----------
    Total non-current assets     820,769     468,733    1,153,240       8,824  (1,339,214)          1,112,352
                                ---------   ---------   ---------   ---------  -----------          ----------
Intercompany receivable                0           0            0           0           0                   0
Other current assets                   0         337       10,716       3,039           0              14,092
Restricted cash                        0         158        4,397         493           0               5,048
Cash and cash equivalents             55       7,977        5,684       3,130           0              16,846
                                ---------   ---------   ---------   ---------  -----------          ----------
    Total current assets              55       8,472       20,797       6,662           0              35,986
                                ---------   ---------   ---------   ---------  -----------          ----------
            Total assets         820,824     477,205    1,174,036      15,486  (1,339,214)          1,148,338

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital                    404,442      95,903       75,528         158    (480,128)            95,903
Other equity                      32,128     226,883       70,398     (10,486)    111,803             430,725
                                ---------   ---------   ---------   ---------  -----------          ----------
    Total shareholders' equity   436,570     322,785      145,926     (10,328)   (368,325)            526,628

Pension liabilities                    0           0            0           0           0                   0
Intercompany loan payable         31,657       4,604      916,380      18,221    (970,862)                  0
Convertible loans                      0     139,623            0           0           0             139,623
Long-term debt                   350,045           0       99,250           9          (9)            449,295
Investment in subsidiaries                         0            0           0           0                   0
                                ---------   ---------   ---------   ---------  -----------          ----------
    Total long-term liabilities  381,702     144,227    1,015,630      18,230    (970,871)            588,918

Accounts payable                       2         229        5,246       1,161         (18)              6,621
Intercompany payable                   0           0            0           0           0                   0
Short term loan                        0       4,000            0           0           0               4,000
Other current liabilities          2,550       5,964        7,234       6,422           0              22,170
                                ---------   ---------   ---------   ---------  -----------          ----------
     Total current liabilities     2,552      10,193       12,480       7,583         (18)             32,791

Total liabilities and
  shareholder's equity           820,824     477,205    1,174,037      15,486  (1,339,214)          1,148,338
                                ---------   ---------   ---------   ---------  -----------          ----------


                                 OCEAN RIG ASA
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2004

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                                                                     Non
                            Issuer      Parent    Subsidiary     Guarantors       Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR AS, other
                                                    OR 1 AS          non-
                            Ocean Rig  Ocean Rig    and OR 2       guarantor                       Ocean Rig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                               USD        USD         USD             USD             USD                USD
                          ---------------------------------------------------------------------------------------
                                                       (Amounts in thousands)

ASSETS
Machinery and equipment                0     16,251   1,073,364            79      6,041              1,095,736
Long term receivables and other
  assets                           5,462      2,157         882           981          0                  9,482
Intercompany loan receivable     879,329      4,095      82,222         7,894   (973,540)                    (0)
Investment in subsidiaries       (63,419)   437,535           0             0   (374,116)                     0
                                ---------   --------- ---------     ---------  -----------          ----------
    TOTAL NON-CURRENT ASSETS     821,373    460,038   1,156,468         8,954 (1,341,615)             1,105,217

Intercompany receivable                0          0           0             0          0                      0
Other current assets                   0        455       6,556         3,613          0                 10,624
Restricted cash                        0        123       7,922           190          0                  8,235
Cash and cash equivalents             32      7,806       3,406         1,581          0                 12,825
                                ---------   --------- ---------     ---------  -----------          ----------
    Total current assets              32      8,384      17,884         5,384          0                 31,684

            TOTAL ASSETS         821,405    468,421   1,174,352        14,338 (1,341,615)             1,136,901

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital                    404,442     93,125      75,528           109   (480,080)                93,124
Other equity                      26,197    224,522      72,243       (11,951)   115,228                426,239
                                ---------   --------- ---------     ---------  -----------          ----------
    TOTAL SHAREHOLDERS' EQUITY   430,639    317,647     147,771       (11,842)  (364,852)               519,363

Pension liabilities                    0          0           0             0          0                      0
Intercompany loan payable         32,690      4,366     919,172        20,504   (976,732)                    (0)
Convertible loans                      0    134,861           0             0          0                134,861
Long-term debt                   350,045          0      99,250             9         (9)               449,294
                                ---------   --------- ---------     ---------  -----------          ----------
    TOTAL LONG-TERM LIABILITIES  382,735    139,227   1,018,421        20,513   (976,741)               584,156

Accounts payable                       0        138       1,368         1,120          0                  2,627
Intercompany payable                   0          0           0             0          0                      0
Short term loan                        0      4,000           0             0          0                  4,000
Other current liabilities          8,030      7,409       6,791         4,547        (22)                26,755
                                ---------   --------- ---------     ---------  -----------          ----------
     TOTAL CURRENT LIABILITIES     8,030     11,547       8,160         5,667        (22)                33,382
                                ---------   --------- ---------     ---------  -----------          ----------
TOTAL LIABILITIES AND
  SHAREHOLDER'S EQUITY           821,405    468,421   1,174,352        14,338 (1,341,615)             1,136,901
                                ---------   --------- ---------     ---------  -----------          ----------



                                 OCEAN RIG ASA
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2004

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                                                                     Non
                            Issuer      Parent    Subsidiary     Non-Guarantors    Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR 3 AS OR 4
                                                    OR 1 AS       AS and other
                            Ocean Rig  Ocean Rig    and OR 2      non-guarantor                    OceannRig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                                                       (Amounts in thousands)


CASH FLOW FROM OPERATIONS:
Net income (loss)                     (3,337)  (4,788)   16,873      (2,854)         (226,554)  (213,986)
Adjustments to reconcile net income
  to net cash (used in) provided by
  operating activities:
Equity in investee losses            (16,869)    (487)        -           -           (17,356)          -
Depreciation and amortization            302    1,963     9,168          40           180,751     192,223
Net unrealized foreign exchange loss  14,101      423   (19,783)         81            28,444      23,266
Change in operating assets and
  liabilities:                             -        -         -           -                 -           -
Other current assets                       -      355       620       1,356                 -           -
Accounts payable                           -     (506)   (1,181)       (294)                2      (1,980)
Other liabilities                      5,605    1,018    (5,725)        681                61       1,639
NET CASH FLOW (USED IN) PROVIDED
  BY OPERTAING ACTIVITIES              6,475   (2,024)      (29)       (990)               61       3,494

CASH FLOW FROM INVESTMENTS:
Payments of building contracts             -     (302)   (2,152)          -                 -      (2,454)
Change in restricted cash                  -       74       510         270                 -         854
Purchases of machinery and equipment       -        -         -         (29)                -         (29)
Net change in long-term receivable
  and intercompany balances           (6,449)     373     3,484       2,586               (61)        (68)
NET CASH FLOW USED IN INVESTMENT
  ACTIVIES                            (6,449)     145     1,842       2,827               (61)     (1,697)

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares   -    4,516         -           -                 -       4,516
Net proceeds from  issuance of
  equity or notes/loans                    -   (4,316)        -           -                 -      (4,316)

NET CASH FLOW PROVIDED BY FINANCING
  ACTIVITIES                               -      200         -           -                 -         200

Effect of exchange rate changes on cash   (0)    (297)     (202)        (85)                -        (584)

NET INCREASE (DECREASE) IN CASH           25   (1,976)    1,611       1,753                (0)      1,413

CASH AT THE BEGINNING OF THE PERIOD       15   11,943     5,607       2,151                 -      19,717

CASH AT THE END OF THE PERIOD             41    9,967     7,218       3,904                (0)     21,129



                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                                                     Non
                            Issuer      Parent    Subsidiary     Guarantors       Elimination     Consolidated
                                      Guarantor   Guarantors     Subsidiaries       entries          Totals
                          ---------------------------------------------------------------------------------------
                                                                  OR AS and
                                                    OR 1 AS           non-
                            Ocean Rig  Ocean Rig    and OR 2       guarantor                       Ocean Rig ASA
                            Norway AS     ASA         AS          subsidiaries                    and subsidiaries
                          ----------------------------------------------------------------------------------------
                               USD        USD         USD             USD             USD                USD
                          ---------------------------------------------------------------------------------------
                                                       (Amounts in thousands)


CASH FLOW FROM OPERATIONS:
Net income (loss)                     (5,930) (10,302)    1,735      (1,517)    4,049               (11,966)
Adjustments to reconcile net income
  to net cash (used in) provided by
  operating activities:
Equity in investee losses             (1,735)   7,447         0           0    (5,712)                    0
  Depreciation and amortization          314    1,253    10,249          55        43                11,914
Sale of assets                             0        0         0                                           0
  Net unrealized foreign exchange loss            (79)      109           4                              34
Change in operating assets and liabilities:                                                               0
  Other current assets                    (0)    (129)    4,160        (574)      (15)                3,442
  Accounts payable                         0      (83)   (3,878)        (41)        8                (3,994)
  Other liabilities                    5,481    1,640    (1,143)     (1,875)      505                 4,608
NET CASH FLOW (USED IN) PROVIDED
  BY OPERTAING ACTIVITIES             (1,870)   (253)    11,232      (3,948)   (1,122)                4,038

CASH FLOW FROM INVESTMENTS:
Change in restricted cash                  0       30    (3,525)        303         0                (3,192)
Purchases of machinery and equipment       0             (5,814)         (5)        0                (5,819)
Purchase of business, net of cash acquired 0                  0           0         0                     0
Sale of fixed assets                       0                  0           0         0                     0
Investments in subsidiaries                                   0           0                               0
Net change in long-term receivable
  and intercompany balances            1,850      166    (3,922)      2,101     1,122                 1,317
NET CASH FLOW USED IN INVESTMENT
  ACTIVIIES                            1,850      196   (13,261)      2,399     1,122                (7,694)
CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares   0      148         0           0         0                   148

Net proceeds from  issuance of equity
  or notes/loans                           0        0         0           0         0                     0
NET CASH FLOW PROVIDED BY FINANCING
  ACTIVIT0ES                               0      148         0           0         0                   148

Effect of exchange rate changes on cash   (3)              (249)          0         0                  (252)

NET INCREASE (DECREASE) IN CASH          (23)      91    (2,278)     (1,549)        0                (3,760)

 CASH AT THE BEGINNING OF THE PERIOD      55    7,716     5,684       3,130                          16,585
 Cash at the end of the period            32    7,806     3,406       1,581                          12,825


                         OCEAN RIG ASA AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF OCEAN RIG ASA AND THE NOTES THERETO, INCLUDED ELSEWHERE HEREIN. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CAUTIONARY DISCUSSION RELATED TO FORWARD-LOOKING STATEMENTS FOUND IN THE SECTION ENTITLED "FORWARD-LOOKING STATEMENTS". ALL ENTITIES IN THE GROUP EXCEPT FOR OCEAN RIG ASA HAVE CHANGED THEIR FUNCTIONAL CURRENCY FROM NOK TO USD AS OF JANUARY 1ST, 2004. OCEAN RIG ASA STILL HAS NOK AS ITS FUNCTIONAL CURRENCY. THE ENTIRE OCEAN RIG GROUP HAS CHANGED ITS REPORTING CURRENCY FROM NOK TO USD WITH EFFECT FROM JANUARY 1ST, 2004. ACCORDINGLY, THE ACCOUNTS ARE REPORTED IN USD AND ALL FIGURES IN THIS REPORT ARE STATED IN USD UNLESS OTHERWISE SPECIFIED. FIGURES RELATING TO PREVIOUS PERIODS HAVE BEEN CONVERTED TO USD FOR COMPARISON PURPOSES USING THE EXCHANGE RATE AT THE BALANCE SHEET DATE FOR ASSETS AND LIABILITIES. REVENUES AND EXPENSES HAVE BEEN CONVERTED FROM NOK TO USD ON A QUARTERLY BASIS APPLYING THE AVERAGE EXCHANGE RATE FOR THE QUARTER (SEE NOTE 1 TO THE CONSOLIDATED FINANCIAL ACCOUNTS FOR EXCHANGE RATE USED). THE BACKGROUND FOR THE CHANGE IN FUNCTIONAL CURRENCY IS THAT THE COMPANY'S MATERIAL ASSETS ARE VALUED AND FINANCED IN USD AND THAT ALL OF THE REVENUES AND A SIGNIFICANTLY INCREASED PROPORTION OF THE EXPENSES ARE DENOMINATED IN USD.


GENERAL OVERVIEW

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of the Company's first two rigs, Rig No. 1 (Leiv Eiriksson) and Rig No. 2 (Eirik Raude). Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil, and Rig No. 2 began operations on November 1, 2002 for EnCana Corporation offshore the East Coast of Canada. The Company sold its remaining two baredecks, Rig No. 3 and Rig No. 4, to Noble Drilling in March 2002.

To date, the Company's capital raising efforts have consisted of the following:

     o    private placements of shares in October and November 1996;
     o    public offering of shares in Norway in January 1997;
     o global offering of shares (including a public offering in Norway) in October 1997;
     o issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;
     o    private placement and subsequent share issue in September/October
          1999;
     o    private placement of shares in June 2000;
     o    issuance in May/June 2000 of 13% subordinated convertible bonds due
          2005;
     o    issuance in October 2000 of 11% subordinated convertible bonds due
          2005;
     o    private placement and subsequent share issue in April/May 2001;
     o    incurrence of floating rate loans in June 2001;
     o issuance of zero coupon subordinated convertible bonds in November/December 2001;
     o    incurrence of short term revolving loan in February 2002

     o    private placement and subsequent share issue in April 2002;
     o incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;
     o private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;
     o incurrence of a convertible loan and independent subscription rights in August 2002;
     o private placement and subsequent issue of shares in December 2002 and January 2003;
     o    issuance of short term bonds in August 2003;
     o    private placement and subsequent share issue in November 2003;
     o    incurrence of a convertible bond loan and a bridge loan in May 2004;
          and
     o    financial income on such funds.

As of December 31, 2003 the Company had accumulated losses of USD 345.1 million.

Presented below is the Company's EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's rig operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Financial Statements and the notes thereto.

                           ================================
                                 THREE MONTHS ENDED

                            MARCH 31, 2003   MARCH 31, 2004
                                  USD            USD
                                (AMOUNTS IN THOUSANDS)

EBITDA                          13,513         11,747
Depreciation, amortization
and asset impairment          (194,763)       (11,914)
write-down
Net financial income/(loss)    (32,736)       (11,797)
Taxes                             -                (1)
Net income/(loss)             (213,986)       (11,966)

                            ============== ================


RESULTS OF OPERATIONS

THREE MONTH PERIOD ENDED MARCH 31, 2004, COMPARED TO THE THREE MONTH PERIOD ENDED MARCH 31, 2003.

In the 1st quarter 2004, operating revenues were USD 23.5 million compared to USD 26.3 million for the same period in 2003. The company generates bareboat revenues from the Weymouth drilling contract. The bareboat revenues for Eirik Raude were reduced by USD 2.5 million from the gross level, as a result of eliminating internal profit resulting from the company's equity participation in the Weymouth license.

Depreciation amounted to USD 11.9 million compared to USD 194.8 million for the same period in 2003. The 1st quarter 2003 figure included a write down of USD
183.7 million of Eirik Raude.

Operating result were USD -0.2 million in the first quarter of 2004, compared to USD -181.3 million for the same period in 2003. The significant difference in operating results in 2003 is due to the inclusion in that period of the above mentioned write-down of Eirik Raude of USD 183.7 million.

The net foreign-exchange loss in the first quarter of 2004 was USD 0.6 million compared to USD 19.8 million for the same period in 2003. In 2003 the Company's functional currency was NOK and consequently the USD denominated debt was affected by the currency fluctuation between NOK and USD.

Net other financial expenses for the 1st quarter of 2004 comprised USD 12.4 million, of which USD 1.6 million were non-cash items related to amortization of debt issue cost, compared to USD 13.0 million for the same period in 2003.

The net result amounted to USD -12.0 million compared to USD -214.0 million for the same period in 2003, corresponding to diluted earnings per share of USD (0.19) and USD ( 4.13) respectively.

At the end of the first quarter for 2004, cash and cash equivalents (including restricted cash in retention for servicing of bank debt) amounted to USD 21.1 million compared to USD 21.5 million for the same period in 2003. The cash balance at end of 1st quarter 2004 represents a reduction of USD 0.8 million from the end of the 4th quarter of 2003. The Company's equity investment in the Weymouth well amounted to USD 9.5 million in first quarter 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Annual General Meeting on May 16, 2003, approved a reverse split of shares in the ratio 10:1. As a result of the reverse split, the par value of the Company's share increased from NOK 1 to NOK 10, effective May 21, 2003. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587. (8 new shares where issued to allow total numbers of shares to be divided by 10).

Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from its securities placements. As of March 31, 2004, the Company had received total proceeds of approximately NOK 10,589 billion (USD 1,392 million at historical exchange rates) from such placements.

The Company's indebtedness include interalia the 10 1/4% senior secured notes due 2008 (the "Notes"), the floating rate senior secured loans due 2008 (the "Loans") issued in 1998. Ocean Rig's subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS, Ocean Rig 1 As and Ocean Rig 2 AS. Interest payments on the Loans and the Notes are due in May and November of each year. Failure to make these interest payments when due may cause an event of default under the indenture and/or credit agreement which could lead to acceleration of the principal amount under one or both of these facilities.

In addition, still outstanding are the 13% NOK 200.0 million (USD 21.9 million at historical exchange rates) subordinated convertible bonds due 2005 (the "13% Convertible Bonds") issued by Ocean Rig ASA in May/June 2000, and the 11% NOK
300.0 million (USD 32.8 million at historical exchange rates) subordinated convertible bonds due 2005 (the 11% Convertible Bonds). During August/September 2002 NOK 66.0 million and NOK 41.0 million of the 13% and 11% Convertible Bonds, respectively, were converted to the Company's new Mandatory Convertible Bond (described below). The conversion price for the "13% Convertible Bond" and the "11% Convertible Bond" is NOK 228.3 per share and NOK 244.5 per share respectively.

In June 2002, the Company entered into a six-year credit facility with Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA (the "Fortis Facility"), pursuant to a loan agreement entered into in November 2001, as amended, for the purpose of refinancing a previous credit facility entered into in 2001. The Company has negotiated several amendments to and temporary waivers of certain covenants and requirements under the Fortis Facility, as set forth in Note 3 to the Financial Statements.

In August 2002, the Company issued a mandatory convertible bond loan (the "Mandatory Convertible Bonds") with the right for both the lender and the borrower to convert new bonds to shares in the company. Participants in the Company's short-term loan from May and June 2002 and the 13% and 11% Convertible Bonds were offered the opportunity to convert their loans fully or partially to the new Mandatory Convertible Bond issue. The subscription amount totalled NOK
592.1 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company's short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

On August 28, 2003, Ocean Rig issued USD 4,000,000 of new short term bonds due on August 28, 2004 for general working capital purposes.

The company's recent equity placements have included a private placement in December 2002, with a subsequent issue in January 2003 (the "December/January Placement"), and an equity offering in November 2003 (the "November Offering").

The December/January Placement consisted of a private placement of NOK 111.0 million (USD 15.5 million at historical exchange rates) with a subscription price of NOK 1.0 per share (NOK 10 after the reverse split), followed by a subsequent issue, in which the Company issued shares totalling NOK 35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK
1.0 per share NOK 10 after the reverse split).

In the November Offering, the Company successfully completed an equity offering of 8.500.000 shares at NOK 11.50 per share, providing gross proceeds of NOK 97.7 million (USD 13.9 million) to the Company.

The Company's operational currency is USD, although some costs are denominated in NOK and GBP. Management has put in place a hedging policy which aims to protect the company's cash flow from substantial weakening of the USD without unduly restricting the possible gain from a strengthening USD.

The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the Loans , the Fortis Facility or the Convertible Bonds.

There have been no material changes outside of the ordinary course of business to any of the Company's loan agreements or other contractual obligations during the period covered by this report.

OFF-BALANCE SHEET ARRANGEMENTS

None.

OUTLOOK

MARKETING

The company believes there are encouraging signs in the market place that the second half of 2004 will produce positive opportunities for drilling contractors, in particular for Ocean Rig's niche market in ultra deep water and harsh environments.

In Norway there are a number of new opportunities developing, including in the Barents Sea. New opportunities are also developing in the UK sector of the North Sea.

In Canada, the 8 licences recently awarded to ChevronTexaco, Imperial Oil and ExxonMobil offshore Newfoundland, in deepwater of up to 2,700 meters, could produce a drilling programme for 2005.

In West Africa the company continues to respond to enquiries for both exploration and development drilling programmes. There are indications of a strengthening market in Angola for the second half of 2004.


FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company's rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company's inability to meet any future capital requirements; (vii) the Company's inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company's markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the Securities and Exchange Commission in the United States.

                                   SIGNATURES


     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

        SIGNATURES                                  TITLE                        DATE

/s/ Kai Solberg-Hanse
--------------------------------
Kai Solberg-Hansen                          CEO                                May 28, 2004

/s/ Erling Meinich-Bach
--------------------------------
Erling Meinich-Bache                        Senior V.P., Accounting            May 28, 2004

